September 20, 2012

Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SEC comments letter dated September 10th, 2012, regarding Cellcom Israel Ltd. Form 20-F for the Fiscal year ended December 31, 2011

Dear Mr. Spirgel:

Cellcom Israel Limited (the “Company”) has received the Staff’s comments contained in a letter to the Company dated September 10, 2012. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are set forth in italics before the Company’s responses.

Form 20-F for the Year ended December 31, 2011
Item 5. Operating and Financial Review and Prospects, page 94
Results of Operations, page 100

1.
We note that your segment information on page F-29 discloses that the CODM evaluates results of Cellcom and Netvision based on revenue and costs that are directly attributable to the operating segments, resulting in segment income or loss before taxes. Please revise your discussion of Results of Operations in future filings to address your segment profitability measure, including directly attributable operating costs, consistent with those disclosed in your IFRS 8 segment information as is required by Financial Reporting Release No. 36 (Section 501.06).

1.	We acknowledge your comment and will address our segment information, consistent with those disclosed in our financial statements under IFRS 8, in future filings.

2.
We also note a material increase in revenues from equipment sales of 117% resulting in revenues of NIS1.747 million for the year ending December 31, 2011. Please tell us, and in future filings discuss in greater detail, and more importantly quantify the underlying reasons for increases in the volume and/or price of the handsets sold. In particular, please explain the dramatic increase in handset sales in light of the slight decrease in the total number of subscribers during the same period.

2.
The significant increase in equipment revenues mainly resulted from an approximately 33% increase in the number of handsets sold during 2011 compared with 2010, as well as from an approximately 70% increase in the average handset sale price due to a change in the mix of handsets sold, in favor of smartphones (mostly iPhones and Samsung Galaxy) and advanced 3G handsets.  The significant increase in handsets sales was mainly attributed to a substantial increase in gross addition of subscribers due to the high turnover of subscribers in the Israeli cellular market, but the increased churn rate led to the slight decrease in our subscriber base, despite higher gross adds.  This increased churn rate is disclosed on page 100 of our Form 20-F in our “Key Performance Indicators” chart.

In future filings, we will provide greater detail on key drivers of equipment revenue changes.

Item 18. Financial Statements
Report of Independent Registered Public Accounting Firm, F-2

3.
We note Somekh Chaikin, in their report dated March 6, 2012, makes reference to another accountant’s report. Please file this report in an amended Form 20-F or explain to us why it is not necessary to do so. It appears it may also be necessary that you file a consent from this auditor for the incorporation by reference of its report in the company’s Form S-8.

3.
Please note that on March 14, 2012, the Company filed an amendment on Form 20-F/A to correct a technical error regarding the audit report of the Independent Registered Public Accounting Firm, KPMG Somekh Chaikin. In the revised audit report there is no reference to another accountant's report.

*         *           *

In connection with our responding to your comments, we hereby acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal Securities laws of the United States.

Please do not hesitate to contact me at +972-52-9989735 if you have any further questions.

       Sincerely,

       /s/ Yaacov Heen
       Yaacov Heen
       Chief Financial Officer